PROSPECTUS SUPPLEMENT No. 6	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated August 12, 2021)	Registration No. 333-258600

Up to 22,874,999 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

Up to 129,858,855 Shares of Class A Common Stock

Up to 8,499,999 Warrants to Purchase Class A Common Stock

This prospectus supplement supplements the prospectus, dated August 12, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-258600). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 17, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 22,874,999 shares of our Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), which consists of (i) the issuance by us and resale of up to 8,499,999 shares of Class A Common Stock that are issuable upon the exercise of (A) 7,000,000 warrants issued in a private placement to GX Sponsor LLC (the “Sponsor”), in connection with the GX IPO and (B) 1,499,999 warrants issued to certain members of the Sponsor as repayment for certain working capital loans made to GX (the warrants in (A) and (B) collectively, the “Private Placement Warrants”), and (ii) up to 14,375,000 shares of Class A Common Stock that are issuable upon the exercise of 14,375,000 warrants (the “Public Warrants,” and, together with the Private Placement Warrants, the “Warrants”) issued in the GX IPO. We will receive the proceeds from the exercise of any Warrants for cash.

The Prospectus and this prospectus supplement also relates to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “selling securityholders”) of (i) up to 129,858,855 shares of Class A Common Stock consisting of (a) up to 8,340,000 shares of Class A Common Stock issued in a private placement pursuant to subscription agreements (“Subscription Agreements”) entered into on January 8, 2021 (b) up to 2,000,000 shares of Class A Common Stock issued in a private placement pursuant to a subscription agreement entered into on May 5, 2021 with Palantir Technologies Inc. (“Palantir Technologies”), (c) up to 976,943 shares of Class A Common Stock issued in private placements on July 21, 2021 to certain advisors of Legacy Celularity and GX, (d) up to 7,187,500 shares of Class A Common Stock previously held by the Sponsor following a private placement in connection with the initial public offering of GX, (e) up to 8,499,999 shares of Class A Common Stock issuable upon exercise of the Private Placement Warrants, (f) up to 19,811,204 shares of Class A Common Stock issuable upon exercise of the Converted Legacy Warrants, (g) up to 11,744,882 shares of Class A Common Stock issuable upon exercise of options and awards and (h) up to 71,298,327 shares of Class A Common Stock pursuant to that certain Registration Rights Agreement (the “Registration Rights Agreement”), dated July 16, 2021, between us and certain selling securityholders granting such holders registration rights with respect to such shares, and (ii) up to 8,499,999 Private Placement Warrants.

The Class A Common Stock and Public Warrants are listed on The Nasdaq Stock Market LLC under the symbols “CELU” and “CELUW”, respectively. On December 16, 2021, the last reported sales price of Class A Common Stock was $4.87 per share and the last reported sales price of our Public Warrants was $0.77 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 8 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus supplement dated December 17, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 17, 2021

CELULARITY INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38914	83-1702591
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

170 Park Ave, Florham Park, NJ	07932
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (847) 562-4300

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	CELU	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	CELUW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On December 17, 2021, Celularity Inc. published an updated presentation regarding its ongoing Phase 1 clinical trial evaluating CYNK-001 for the treatment of Acute Myeloid Leukemia.

Copies of the presentation are filed as Exhibit 99.1 hereto.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

99.1	Presentation dated December 17, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 17, 2021	CELULARITY, INC.

	By:	/s/ Keary Dunn
	Name:	Keary Dunn
	Title:	General Counsel

CYNK-001 ACUTE MYELOID LEUKEMIA UPDATE December 17, 2021 Exhibit 99.1

CYNK-001 ACUTE MYELOID LEUKEMIA (AML) PHASE 1 TRIAL GOALS

- Address 3 Co-dependent variables affecting CYNK-001 potency and persistence in AML:
  1) CYNK-001 Cell dose
  2) Cyclophosphamide dose [IL-15 and Treg levels]
  3) IL-2 Use

- Determine optimal lymphodepletion regimen that:
  - Enables safe outpatient administration
  - Results in adequate IL-15 serum levels to promote CYNK-001 expansion, persistence and potency (Leclercq G. et al J Exp Med **184**, 325-336 1996)
  - Results in maximum suppression of T regulatory cells to enable co-administration of IL-2 to promote CYNK-001 expansion, persistence and potency (Miller J.S. et al Blood **105**, 3051-3057 2005)

- Determine maximal tolerated CYNK-001 dosing regimen associated with greatest biologic effect size and durability during the "**Window of Dosing Opportunity**" when IL15 serum levels are elevated and T regulatory cells are low
  - In patients with minimum residual disease (MRD) AML
  - In patients with relapsed refractory AML

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CYNK-001-AML-001 (MRD+/Relapsed Refractory AML) Phase 1 Study Schema – In Progress LD Regimen #1 Lymphodepletion for Cohorts 1 to 3 (Days -5, -4, -3) Cyclophosphamide 300 mg/m2/day & Fludarabine 25 mg/m2/day ---------------------------- LD Regimen #2 Lymphodepletion for Cohorts 4 to 6 (Days -6, -5, -4, -3) Cyclophosphamide 900 mg/m2/day & Fludarabine 30 mg/m2/day MESNA AML MRD+ 600M Cells of CYNK* Cohort 1: AML MRD+ 1.2B Cells of CYNK* Cohort 2: AML MRD+ 1.8B Cells of CYNK* Cohort 4a: R/R AML 1.8B Cells of CYNK* Cohort 4b: AML MRD+ 1.8B Cells of CYNK + IL2* Cohort 5a: R/R AML 1.8B Cells of CYNK + IL2* Cohort 5b: AML MRD+ 3B Cells of CYNK + IL2* Cohort 6a: R/R AML 3B Cells of CYNK + IL2* Cohort 6b: AML MRD+ (n=4) MTD of CYNK +/- IL2* EXPANSION COHORT R/R AML (n=4) MTD of CYNK +/- IL2* EXPANSION COHORT * CYNK-currently given on Days 0, 7 &14 For Cohorts with IL-2 – Dose 6M IU on Days 0,2,4,7,9,11 & 14 Prior study LD Cytoxan 60 mg/kg x 2 days – In patient regimen AML MRD+ 1.8B Cells of CYNK* Cohort 3: Enrolling Lymphodepletion Regimen #1 Lymphodepletion Regimen #2 NCT04310592

Serum IL-15 levels in AML subjects treated with different lymphodepletion IL-15 levels in serum are normally very low, ~5-20 pg/mL Low lymphodepletion has a modest effect on short-term serum IL-15 Deeper lymphodepletion enhances short-term serum IL-15 levels serum IL-15 (pg/mL) healthy control Low LD Enhanced LD High LD TE Day 0 TE Day 0 TE Day 0 Subject 21 4 25 7 65 13 107 18 26 34 4 80 11 52 29 0 15 8 81 47 104 6 16 29 26 104 23 45 50     114 220 7 45 50     22 238 5 31 72     7 217 11         11 64             DELTA   15.4   69     107

Regulatory T cells (Treg) are limited in AML patients following lymphodepletion Treg can suppress immune effector responses, potentially limiting adoptive immunotherapy efficacy and IL-2 use To date, enhanced LD is associated with Treg levels well below baseline for more than 21 days

AML PATIENT SAFETY DATA SUMMARY – RELAPSED REFRACTORY AML

Tolerability data for enhanced cyclophosphamide

Patient ID	Risk Group	LD Doses: Cytoxan/ Fludarabine	Cell Dose / IL2	DLT	Any Grade CRS	Any Grade ICANS	Any Grade GvHD	SUSARs	Any Grade ≥ 3 events related to product
002-1001	**Poor/adverse**	8400 mg / 230 mg	70 Million	0	0	0	0	0	0
006-1002	**Poor/adverse**	8400 mg / 230 mg	70 Million	0	0	0	0	0	0
002-1003	**Intermediate**	8400 mg / 230 mg	70 Million	0	0	0	0	0	0
007-1001	**Poor/adverse**	8400 mg / 230 mg	240 Million	0	0	0	0	0	0
001-1002	**Poor/adverse**	8400 mg / 230 mg	240 Million	0	0	0	0	0	0
007-1002	**Poor/adverse**	8400 mg / 230 mg	240 Million	0	0	0	0	0	0
001-1003	**Poor/adverse**	8400 mg / 230 mg	700 Million	0	0	0	0	0	0
002-1004	**Poor/adverse**	8400 mg / 230 mg	700 Million	1	1	0	0	1	1
006-1004	**Intermediate**	8400 mg / 230 mg	700 Million	0	0	0	0	0	0
008-1001	**Poor/adverse**	8400 mg / 230 mg	700 Million	0	0	0	0	0	0
106-0005	**Poor/adverse**	6624 mg / 221 mg	5.4 Billion	0	0	0	0	0	0
103-0006	**Poor/adverse**	6624 mg / 221 mg	5.4 Billion	0	1	1	0	0	0
101-0009	**Intermediate**	6624 mg / 221 mg	5.4 Billion	0	0	0	0	0	0

1. Subject 002-1004 had Grade 4 CRS which was a DLT and related to product
2. The subject 103-006 had died during the 28 days DLT period. The patient was enrolled post-allogeneic transplant and came with a low-grade active GvHD. Two days post Lympho-depletion and before the first dose of CYNK-001, the patient developed multi-organ insufficiencies presumed due to exacerbation of GvHD. The patient only received one dose on CYNK-001 due to these complications. On Day 15 post- LD, the patient died (Death NOS), not related to the product

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AML Patient safety Data Summary – MRD AML Tolerability data for enhanced cyclophosphamide Page Patient ID Risk Group LD Doses: Cytoxan/ Fludarabine Cell Dose / IL2 DLT Any Grade CRS Any Grade ICANS Any Grade GvHD SUSARs Any Grade > 3 events related to product 102-0001 Intermediate 1656 mg / 138 mg 1.8 Billion 0 0 0 0 0 0 101-0001 Intermediate 1656 mg / 138 mg 3.6 Billion 0 0 0 0 0 0 101-0002 Intermediate 1656 mg / 138 mg 3.6 Billion 0 0 0 0 0 0 101-0003 Intermediate 1656 mg / 138 mg 3.6 Billion 0 0 0 0 0 0 106-0003 Intermediate 1656 mg / 138 mg 5.4 Billion 0 0 0 0 0 0 106-0004 Intermediate 1656 mg / 138 mg 5.4 Billion 0 0 0 0 0 0 101-0007 Intermediate 1656 mg / 138 mg 5.4 Billion 0 0 0 0 0 0 101-0008 Intermediate 6624 mg / 221 mg 5.4 Billion 0 0 0 0 0 0

AML PATIENT OUTCOMES DATA SUMMARY – RELAPSED REFRACTORY AML

Evidence of a dose effect of CYNK-001

Patient ID	Risk Group / Age (yrs)	LD Doses: Cytoxan/ Fludarabine	Cell Dose / IL2	Blast Pre-LD	Day 28	Day 60	Day 120	Day 180	Day 300
002-1001	**Poor/adverse / 70**	8400 mg / 230 mg	70 Million	82.2%	> 82.2%	Died			
006-1002	**Poor/adverse / 61**	8400 mg / 230 mg	70 Million	> 10%	> 10%				Died
002-1003	**Intermediate / 67**	8400 mg / 230 mg	70 Million	89%	49%		Died		
007-1001	**Poor/adverse / 30**	8400 mg / 230 mg	240 Million	52%	> 52%		Died		
001-1002	**Poor/adverse / 59**	8400 mg / 230 mg	240 Million	2%	25%			Died	
007-1002	**Poor/adverse / 65**	8400 mg / 230 mg	240 Million	15%	> 15%	Died			
001-1003	**Poor/adverse / 70**	8400 mg / 230 mg	700 Million	9.7%	12%	Died			
002-1004	**Poor/adverse / 69**	8400 mg / 230 mg	700 Million	6%	1% (CRp)	Died			
006-1004	**Intermediate / 63**	8400 mg / 230 mg	700 Million	30%	Died Day 18				
008-1001	**Poor/adverse / 66**	8400 mg / 230 mg	700 Million	7%	0% (MLFS)			Died	
106-0005	**Poor/adverse / 71**	6624 mg / 221 mg	5.4 Billion	8.4%	0.8% (MLFS)		CR – post allo-HSCT		
103-0006	**Poor/adverse / 67**	6624 mg / 221 mg	5.4 Billion	21%	Died Day 15				
101-0009	**Intermediate / 62**	6624 mg / 221 mg	5.4 Billion	11%	0.096% (MLFS)	0.57%			

CR= Complete remission, CRp = Complete remission with incomplete platelet recovery, MLFS: Morphologic Leukemia Free State

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AML Patient Outcomes Data Summary – MRD AML Evidence of a dose effect of CYNK-001 CONFIDENTIAL Page Patient ID Risk Group/ Age (yrs) LD Doses: Cytoxan/ Fludarabine Cell Dose / IL2 Blast Pre-LD Day 28 Day 60 Day 120 Day 180 Day 300 102-0001 Intermediate / 75 1656 mg / 138 mg 1.8 Billion 0.87% 0.54% 0.42% 0.18% 1.6% 1.9% 101-0001 Intermediate / 51 1656 mg / 138 mg 3.6 Billion 0.007% 2.8% 30.9% Died 101-0002 Intermediate / 58 1656 mg / 138 mg 3.6 Billion 0.78% 0.19% 29.3% 101-0003 Intermediate/ 66 1656 mg / 138 mg 3.6 Billion 2.6% 1.7% 12.2% 106-0003 Intermediate / 62 1656 mg / 138 mg 5.4 Billion 0.52% 0.72% 106-0004 Intermediate / 62 1656 mg / 138 mg 5.4 Billion 1.2% 0.013% 0.47% 8.2% 101-0007 Intermediate /76 1656 mg / 138 mg 5.4 Billion 4.3% 23.1% 101-0008 Intermediate / 69 6624 mg / 221 mg 5.4 Billion 3.4% 0.53% 6.8%

CYNK001-AML-001 (MRD+/Relapsed Refractory AML) Phase 1 Study Schema – Planned Protocol Amendment AML MRD+ 1.8B x3 (5.4B) Cohort 4a: R/R AML 1.8B x3 (5.4B) Cohort 4b: AML MRD+ 1.8B x3 (5.4B) + IL2* Cohort 5a: R/R AML 1.8B x 3 (5.4B) + IL2* Cohort 5b: AML MRD+ 1.8B x 4 (7.2B) + IL2* Cohort 6a: R/R AML 3B x 4 (12B) + IL2* Cohort 7b: Lymphodepletion Regimen #2 AML MRD+ 3B x 4 (12B) + IL2* Cohort 7a: R/R AML 1.8B x 4 (7.2B) + IL2* Cohort 6b: *5a & 5B will determine IL-2 for future cohorts Enrolling **Option to drop or include this cohort **Option to drop or include this cohort R/R AML (N=4) MTD/MPD of CYNK +/- IL2* EXPANSION COHORT AML MRD+ (N=4) MTD/MPD of CYNK +/- IL2* EXPANSION COHORT AML MRD+ 600M Cells of CYNK* Cohort 1: AML MRD+ 1.2B Cells of CYNK* Cohort 2: AML MRD+ 1.8B Cells of CYNK* Cohort 3: Lymphodepletion Regimen #1 4 Doses Day 0, 7, 14, 21

Relapsed refractory cohort 4b expanded to 6 patients due to a DLT that was unrelated to CYNK-001 MRD cohorts screen rate is 1 in every 4 patients Window of dosing opportunity is out past 21 days, plan to add a fourth dose on Day 21 Currently adding new sites to accelerate and complete dose cohorts to proceed to expansion CYNK-001 Acute myeloid leukemia program

Acute Myeloid Leukemia Recruitment Projections

RECRUITED Investigative sites Page Currently Active Sites

AML annual incidence 20,240 Estimated patients eligible for CYNK-001 annually 11,000 Current Cynk-001 production potential Placenta CD34/Placenta Current 35 Day Process (Minaris Spinner Flask (SF) Process) Expected 35 Day Process (CELU Xuri Process) 1 2 Million 25 Billion (process not amenable to expansion) 50 Billion – 200 Billion (expandable process) 200/week 400 Million 5,000 Billion 10,000 – 40,000 Billion Production Metrics Total available market = 11,000 AML patients/52 weeks/year= 211 Patients/week CD34 7.2 billion CYNK-001 cell dose/patient X 211 Patients/week = 1,519 Billion CYNK-001 cells needed/week 1,519 Billion CYNK-001 cells needed each week / (25 Billion CYNK-001 cells current manufactured/placenta) = 60 Placentas/week with current SF process or 8 - 30 Placentas/week with expandable Xuri process

Enhanced LD with Regimen 2 is associated with increased IL-15 and suppressed Treg cell levels for over 21 days CYNK-001 has demonstrated evidence of a dose effect and evidence of biologic activity In our next cohorts we plan to add IL-2, add a 4th dose on day 21 and potentially increase the dose to 3 Billion CYNK-001 cells/infusion given the window of dosing opportunity observed We are adding more sites to accelerate accrual fINDINGs To Date